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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Azorra Seal Deal with Royal Jordanian Airlines for Eight New E2 Jets

•	Combined order is for four E190-E2 and four E195-E2
•	Six aircraft – four E190-E2, two E195-E2 from Azorra
•	Two E195-E2 are new firm Royal Jordanian orders direct with Embraer

São José dos Campos, Brazil, May 18, 2023 – Embraer (NYSE: ERJ; B3: EMBR3) and commercial aviation lessor Azorra today announced a new eight aircraft deal with Royal Jordanian Airlines, Jordan’s flag carrier. The agreement will see the introduction of both the E190-E2 and E195-E2 to the airline’s fleet. Aircraft deliveries are expected to begin in Q4 2023.

The agreement covers eight commercial aircraft, four E190-E2 and four E195-E2, with a list price value of $635M. Six aircraft, four E190-E2 and two E195-E2 come from Azorra’s existing backlog with Embraer. Two further E195-E2s are firm orders with Embraer directly from the airline, which were added to Embraer’s Q4 2022 backlog as ‘undisclosed’.

Building on the announcement made by Royal Jordanian Airlines (RJ) in October last year, in which the airline revealed its plans to expand its fleet with new generation aircraft, E2 was specifically chosen for its superior performance and operational efficiency. The aircraft is aligned with RJ's strategic goals to renew and grow the fleet that is deployed to destinations within the Levant. The airline’s strategic plan is to further boost RJ’s position as the preferred airline in the region by offering improved connectivity to a wider network, positioning Amman as the leading gateway to the Levant.

Samer Majali, Vice Chairman and CEO of Royal Jordanian Airlines, said: "Following extensive feasibility studies, RJ selected Embraer’s E2 as the best fit for its financial objectives and network strategy. RJ has been operating Embraer aircraft for 15 years, and the E2 reduces the investment cost of pilot training and spare parts provisioning significantly, whilst also lowering crew scheduling and maintenance costs. The aircraft also provides 25% fuel savings compared to current aircraft, resulting in operating cost savings as well as significant carbon emissions reductions supporting the airline’s environmental strategy and targets. We are also pleased to, once again, work with the Azorra team. We appreciate their confidence in RJ and the E2".

“We are delighted to welcome Royal Jordanian as Azorra’s newest E2 customer, continuing our team’s longstanding relationship with the airline that began with a single Embraer E175 well over a decade ago. Royal Jordanian’s selection of the E2 underscores our belief that it is a natural next step for existing E1 operators, providing next generation economic and environmental efficiencies, while maintaining the familiarity and dependability offered by Embraer,” said Azorra’s Chief Executive Officer, John Evans.

Arjan Meijer, CEO, Embraer Commercial Aviation, said, “We are honored to be selected by Royal Jordanian Airlines to provide the next generation of regional aircraft, a central part of the airline’s major fleet modernization plan. The E2 family of advanced-generation jets offer the quietest, lowest polluting, and most fuel-efficient aircraft in the under 150-seat market. We are proud to continue our long association with Royal Jordanian, and welcome Azorra, who are extremely active in our market, to yet another Embraer deal.”

The E195-E2 will seat 12 passengers in Crown Class and 108 in Economy. The smaller E190-E2 will have the same number of Crown Class seats and 80 in Economy. All aircraft feature Embraer’s signature ‘no middle seat’ 2x2 seating, and business class seats with an impressive 53-inch legroom. The economy cabin will feature new slimline seats, also in a four abreast configuration with no middle seat. The aircraft also features extra-large overhead bins, mood lighting, leather seats and wireless connectivity for entertainment in addition to full internet browsing, and communication capability with ground networks during flight.

Aircraft images: https://embraer.imagerelay.com/share/c6a96daa47ea43d9ad8661b5a7311d76

About RJ

As the Levant region’s leading carrier, Royal Jordanian Airlines aspires to be the airline of choice for connecting Jordan and the Levant with the world. RJ was established in 1963 as the official national airline carrier of the Hashemite Kingdom of Jordan, and for the last 60 years, has been an ambassador of goodwill and friendship for the Kingdom, facilitating tourism and trade and providing people across the globe with an introduction to Jordan’s renowned hospitality and warmth.

From its hub at Queen Alia International Airport, RJ operates a modern fleet of aircraft that flies to destinations worldwide, via an ever-expanding route network that connects Amman to Europe, the Middle East, North America, and Asia. As a member of the oneworld Alliance, RJ and its 13 international airline partners provide a combined travel network that reaches more than 1,000 airports in 170 countries.

RJ customers can book their flights and manage their trips via RJ sales offices around the world, as well as through the airline’s global network of official RJ travel agents. RJ’s call center is available to support passengers 24/7, at +962 6 510 0000. Customers can also find information and support around the clock via the RJ website, www.rj.com, and through the airline’s dedicated mobile application.

About Azorra

Azorra is a relationship-driven aircraft lessor that provides leasing, financing, fleet transition and asset management solutions to aircraft investors, financiers and airline operators worldwide.  Azorra’s multi-cultural team reflects the global markets that we serve and includes core competencies in aviation law, aircraft finance, maintenance, marketing, sales and leasing.  Our team is led by seasoned veterans having a shared history of success and is complimented with young professionals that bring fresh perspective, ideas and enthusiasm.  Azorra currently owns and manages a fleet of 77 aircraft on lease to 24 operators in 19 countries on 5 continents and has commitments to acquire additional aircraft including orders for new Airbus A220s and Embraer E2s.  The company is headquartered in Fort Lauderdale, Florida, and has offices in Dublin, Ireland and Toulouse, France.

For additional information, please visit us at www.azorra.com or on LinkedIn.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations